Exhibit 99.1

STARFIELD RESOURCES INC.
(An Exploration & Development Company)

UNAUDITED FINANCIAL STATEMENTS

November 30, 2008

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements; they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a
review of interim financial statements by an entity’s auditor.

Balance Sheets
As at November 30, 2009 and February 29, 2008
(unaudited, in thousands of Canadian dollars)

	November 30,	February 29,
	2008	2008

ASSETS
Current Assets
Cash	$7,209	$10,915
Receivables	687	316
Prepaid expenses and deposits (Note 5)	498	1,699
Total current assets	8,394	12,930

Mineral properties (Note 6)	103,469	76,664
Equipment (Note 7)	584	721
Total assets	$112,447	$90,315

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,103	$1,995
Current portion of capital lease obligation (Note 8)	89	116
Total current liabilities	3,192	2,111

Capital lease obligations (Note 8)	17	69
Future income tax liability (Note 9)	1,402	2,139
Total long-term liabilities	1,419	2,208

SHAREHOLDERS' EQUITY
Share capital	122,815	102,513
Contributed surplus	12,109	8,575
Warrants	734	734
Deficit	(27,822)	(25,826)
Total shareholders' equity	107,836	85,996
Total liabilities and shareholders' equity	$112,447	$90,315

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)

The accompanying notes are an integral part of these financial statements.

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Statements of Operations and Comprehensive Loss
For the three and nine months ended November 30, 2008 and November 30, 2007
(unaudited, in thousands of Canadian dollars except loss per share)

	Three months ended		Nine months ended
	November 30,		November 30,
	2008	2007	2008	2007
Expenses
General and administrative
Consulting	$2	$47	$53	$95
Directors' fees	66	93	153	246
Investor relations	91	1,112	344	1,310
Legal and audit	153	52	385	581
Management compensation	194	156	431	696
Rent and office services	171	96	324	295
Transfer and regulatory fees	8	31	110	207
Travel and conferences	73	72	215	171
	758	1,659	2,015	3,601

Amortization of equipment	39	17	122	144
Stock-based compensation (Note 11)	54	3,391	713	6,281
Interest income	(81)	(207)	(416)	(372)

Loss before income taxes	770	4,860	2,434	9,654

Future income tax recovery	(183)	(538)	(438)	(1,260)

Net loss and comprehensive loss for the period	$587	$4,322	$1,996	$8,394

Basic and diluted net loss per share	$0.00	$0.02	$0.01	$0.03

Weighted average number of shares outstanding	323,476	283,364	317,818	251,794

The accompanying notes are an integral part of these financial statements.

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Statements of Cash Flow
For the three and nine months ended November 30, 2008 and November 30, 2007
(unaudited, in thousands of Canadian dollars)

	Three months ended		Nine months ended
	November 30,		November 30,
	2008	2007	2008	2007

OPERATING ACTIVITIES
Net loss for the period	$(587)	$(4,322)	$(1,996)	$(8,394)
Non-cash charges (credits) to earnings:
Future income tax recovery	(183)	(538)	(438)	(1,260)
Stock based compensation expense	54	3,391	713	6,281
Amortization of property, plant and equipment	39	17	122	144
Settlement of investor relations contracts	-	985	-	985
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	(259)	(150)	(371)	(292)
Decrease (increase) in prepaid expenses and deposits	457	897	1,201	(1,424)
Increase (decrease) in accounts payable and accrued liabilities	(85)	575	(1,659)	(296)
Net cash provided by (used in) operating activities	(564)	855	(2,428)	(4,256)

INVESTING ACTIVITIES
Mineral properties	(9,206)	(5,192)	(20,950)	(10,552)
Acquisition of equipment	(3)	17	(18)	(251)
Net cash provided used in investing activities	(9,209)	(5,175)	(20,968)	(10,803)

FINANCING ACTIVITIES
Issuance of shares and units	-	5,784	20,794	29,695
Repayment of capital lease obligations	(26)	(48)	(78)	(121)
Share issue costs	-	(24)	(1,026)	(1,440)
Net cash provided by (used in) financing activities	(26)	5,712	19,690	28,134

Increase (decrease) in cash	(9,799)	1,392	(3,706)	13,075
Cash at beginning of period	17,008	12,189	10,915	506

Cash at end of period	$7,209	$13,581	$7,209	$13,581

Supplemental Disclosures
Interest received	$81	$207	$416	$372
Taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

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Statements of Shareholders’ Equity
As at November 30, 2009 and February 29, 2008
(unaudited, in thousands of Canadian dollars)

	November 30, 2008		February 29, 2008
	Number	Amount	Number	Amount
Share Capital
Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares
Issued
Common Shares
Balance at beginning of period	301,151,593	$102,513	200,849,847	$72,516
Capital stock issued:
Private placements	20,555,556	20,000	58,392,854	14,147
Exercise of warrants	-	-	28,333,890	10,538
Exercise of options	1,768,750	794	13,425,002	5,444
On contract termination	-	-	150,000	251
Transfer to capital stock:
Transfer from warrants on exercise of warrants	-	-	-	953
Transferred from contributed surplus on exercise of stock options	-	235	-	2,156
Flow-through tax benefits renounced	-	299	-	(2,052)
Share issuance costs	-	(1,026)	-	(1,440)
Balance at end of period	323,475,899	122,815	301,151,593	102,513
Warrants
Balance at beginning of period	800,000	734	22,202,153	-
Issued	-	-	20,994,997	1,687
Exercised	-	-	(28,333,892)	(953)
Expired	-	-	(14,063,258)	-
Balance at end of period	800,000	734	800,000	734
Contributed surplus
Balance at beginning of period		8,575		2,412
Stock based compensation expense		3,769		8,319
Transferred to capital stock on exercise of stock options		(235)		(2,156)
Balance at end of period		12,109		8,575
Deficit
Balance at beginning of period		(25,826)		(13,986)
Net loss		(1,996)		(11,840)
Balance at end of period		(27,822)		(25,826)
Shareholders' equity at end of period		$107,836		$85,996

The accompanying notes are an integral part of these financial statements.

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Notes to the Financial Statements
For the nine months ended November 30, 2008
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

1.         Nature and Continuance of Operations

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-platinum-palladium-cobalt project in Nunavut, Canada.  All of the Company’s properties are located in Canada.

The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property (Note 6).  The Company has also commenced an exploration program for diamonds and other minerals on other parts of its property.

As an advanced exploration and development stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its development and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration and development projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

2.         Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted.

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 29, 2008. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 29, 2008.

3.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the advanced exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  The current financial markets are very difficult and there is no certainty with respect to the Company’s ability to raise capital.

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Notes to the Financial Statements
For the nine months ended November 30, 2008
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended November 30, 2008.  The Company is not subject to externally imposed capital requirements.

4.	Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to short-term investments and receivables. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2008, the Company had a cash balance of $7,209 (February 29, 2008 - $10,915) to settle current liabilities of $3,192 (February 29, 2008 - $2,111). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms with the exception of Starfield’s capital leases which have maturities of July 2009 and July 2010, respectively.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

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Notes to the Financial Statements
For the nine months ended November 30, 2008
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

As at November 30, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

5.	Prepaid Expenses and Deposits

November 30,		February 29,
	2008	2008
Deposits - property leases	$325	$324
Prepaid insurance	145	73
Prepaid drilling	-	981
Prepaid fuel	-	297
Other	28	24
	$498	$1,699

Deposits consist of $325 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

6.	Mineral Properties

November 30,		February 29,
	2008	2008
Property acquisitions and maintenance costs
Balance, beginning of period	$2,378	$2,188
Maintenance	261	190
Balance, end of period	$2,639	$2,378

Exploration costs
Balance, beginning of period	$74,286	$61,393
Compensation (Note 11)	6,351	2,568
Air support including helicopter moves	3,994	3,030
Diamond drilling	3,538	829
Camp support costs, including fuel	8,292	4,329
Analytical and geophysical services	4,369	2,137
Balance, end of period	$100,830	$74,286

Mineral properties	$103,469	$76,664

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

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Notes to the Financial Statements
For the nine months ended November 30, 2008
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

7.	Equipment

	November 30, 2008			February 29, 2008
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Furniture and fixtures	$338	$135	$203	$320	$90	$230
Exploration equipment	366	252	114	366	219	147
Equipment under capital lease	578	311	267	578	234	344
	$1,282	$698	$584	$1,264	$543	$721

8.         Capital Lease Obligations

Future minimum lease payments under capital leases for equipment are as follows:

	November 30,	February 29,
	2008	2008
Leases payable	$106	$185
Less: current portion	(89)	(116)
	$17	$69

Leases payable bear interest at rates from 6.9% to 7.6% per annum, and are repayable in monthly instalments totalling $10 including interest.  The leases are secured by equipment.

Estimated minimum lease payments are as follows:

2009	$29	$116
2010	70	70
2011	12	12
	111	198
Less: amount representing interest	(5)	(13)

Balance of obligation	$106	$185

9.         Future Income Taxes

The significant components of the Company’s future income tax assets and liabilities are as follows:

	November 30,	February 29,
	2008	2008
Future income tax assets
Loss carryforwards	$4,097	$3,659
Equipment	25	25
Share issuance costs	971	672
	5,093	4,356
Future income tax liabilities
Resource deductions	6,495	6,495
Net future income tax liabilities	$1,402	$2,139

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Notes to the Financial Statements
For the nine months ended November 30, 2008
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

10.       Financing

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, with aggregate proceeds totaling $20,000.  The Company paid issuance costs of $1,026, net of a future tax impact of $299.

Flow-through shares

During the nine months ended November 30, 2008, the Company issued 15,000,000 (November 30, 2007 - 27,142,855) flow-through shares and has renounced $nil (November 30, 2007 - $nil) of expenditures to the flow-through shareholders.

11.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors.  Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Nine months ended		Twelve months ended
	November 30, 2008		February 29, 2008
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	19,958	$0.96	19,115	$0.41
Granted	1,650	0.84	16,125	1.12
Exercised	(1,769)	0.45	(13,425)	0.44
Cancelled or expired	(611)	1.39	(1,857)	0.54
Balance at end of period	19,228	$0.97	19,958	$0.96

During the nine months ended November 30, 2008, the Company granted 1,650,000 stock options (November 30, 2007 - 14,270,000) with a fair value of $877 (November 30, 2007- $10,525) to directors, employees and consultants. The Company recognized $3,769 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $3,056 was capitalized to mineral properties (November 30, 2007 - $6,281, no capitalization).  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the current year was $0.53 (November 30, 2007 - $0.63).

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Notes to the Financial Statements
For the nine months ended November 30, 2008
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following weighted average assumptions were used in the valuation of stock options granted in the nine months ended November 30, 2008:

Risk-free interest rate	3.05%-3.21%
Expected life of options	5 years
Annualized volatility	75%-85%
Dividend rate	00.0%

The following stock options were outstanding at November 30, 2008:

	Number	Number	Weighted
	outstanding	exercisable	average	Weighted
	as at	as at	remaining	average	Weighted
Expiry	November 30,	November 30,	contractual	exercise	average
date	2008	2008	life (years)	price	fair value
27-Aug-09	200,000	200,000	0.75	$0.40	$0.05
31-Jan-10	600,000	600,000	1.19	$0.40	$0.05
11-Mar-11	200,000	200,000	2.31	$0.60	$0.31
1-Feb-12	2,562,500	2,562,500	3.22	$0.29	$0.14
23-Apr-12	2,400,000	2,400,000	3.44	$0.32	$0.18
4-May-12	1,100,000	1,100,000	3.48	$0.29	$0.16
15-May-12	1,000,000	750,000	3.51	$1.08	$0.59
12-Jul-12	2,800,000	2,100,000	3.67	$1.71	$0.95
13-Sep-12	1,750,000	1,312,500	3.84	$1.18	$0.65
28-Sep-12	1,250,000	937,500	3.88	$1.59	$0.87
12-Oct-12	2,000,000	1,500,000	3.92	$1.69	$0.93
15-Jan-13	1,715,000	857,500	4.19	$1.05	$0.66
1-Apr-13	1,250,000	625,000	4.40	$0.87	$0.54
5-Aug-13	400,000	100,000	4.75	$0.73	$0.50
	19,227,500	15,245,000	3.61	$0.97	$0.54

The estimated value of the options granted will be recognized over the vesting period.  As at November 30, 2008, there is $670 (November 30, 2007- $4,696) remaining to be charged to earnings in future periods relating to stock option grants.

12.	Related Party Transactions

A former director of the Company is a major shareholder of Ferguson Simek Clark International (“FSC”), a professional engineering consulting practice specializing in cold climate and remote location projects.  During the second quarter, Starfield ceased to be a related party of FSC.  During the nine months ended November 30, 2008, the Company incurred costs of $64 (November 30, 2007 - $757) with that entity.  At November 30, 2008, the Company had an amount owing to FSC of $nil (November 30, 2007 - $nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Notes to the Financial Statements
For the nine months ended November 30, 2008
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

13.	Commitments and Contingencies

Leases

The Company entered into a new lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176 (November 30, 2007 - $147). The total minimum obligation remaining under this lease is $901 (November 30, 2007 - $135).

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012.  Minimum annual rents are $96.

The minimum lease payments on the new leases are as follows:

2009	$44
2010	274
2011	277
2012	280
2013	187
$1,062

14.	Comparative Data

Certain of the prior year’s comparative numbers have been reclassified to reflect the current year’s financial statement presentation.

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